April 16, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds Assistant Director Office of Beverages, Apparel and Mining

Re:	Fairmount Santrol Holdings Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed March 13, 2018 File No. 001-36670

Dear Mr. Reynolds:

We are filing this letter in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2018 with respect to the above-referenced filing of Fairmount Santrol Holdings Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.

Our Reserves, page 39

1.	We note your disclosure of mineral reserves for your Kermit, Texas development stage project. Please forward to our engineer as supplemental information and not as part of your filing your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as mineral reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

Response:

In response to the Staff’s comment, on April 12, 2018, the Company’s counsel provided the requested information to Mr. Coleman on a CD, formatted as Adobe PDF files.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440.729.0265 www.fairmountminerals.com

2.	Please describe how you assess the economic viability of your mineral reserves and disclose the average price assumptions used to determine the economic viability of the materials designated as mineral reserves.

Response:

The Company assesses the economic viability of our minerals reserves for each operation primarily by evaluating the following key criteria for mining feasibility: estimate of saleable quality reserves; percent recovery following processing; overburden stripping and other operational costs and annual production volumes. These factors are considered in preparation of a mine plan that ultimately estimates the tons of product to be sold per year and the estimated life of the mine. Historical mineral prices are considered in the context of market supply and demand dynamics to further assess the long term economic viability of the mineral reserve assets. The reserve estimates are updated annually based on sales, changes to reserve boundaries, new physical or chemical information on the reserve deposit or overburden, changes in the mine plan, changes in customer demand, current pricing forecasts and other business strategies.

The Company will include the preceding paragraph under Item 2 — Properties — Our Reserves in an amendment to its Form 10-K for the fiscal year ended December 31, 2017 (the “Amendment”). Please note that the Company also is filing the Amendment to provide information required by Part III of Form 10-K pursuant to General Instruction G(3) of Form 10-K.

3.	We note your disclosure of capacities with the description of your facilities. Please revise to include annual production and/or utilization rates for each mine/facility. Please see Instructions 1 and 3 to Item 102 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will include average utilization rates over the past three years for each of its active facilities, under Item 2 — Properties — Description of Sand Facilities in the Amendment.

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440.729.0265 www.fairmountminerals.com

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at (440) 214-3243.

Very truly yours,

FAIRMOUNT SANTROL HOLDINGS INC.

By: /s/ Michael F. Biehl

Michael F. Biehl

Executive Vice President & Chief Financial Officer

Fax: 440-729-0265

Email: michael.biehl@fairmountsantrol.com

cc:     Gregory S. Harvey, Calfee, Halter & Griswold LLP

8834 Mayfield Road, Chesterland, Ohio 44026 Phone: 800.255.7263 Fax: 440.729.0265 www.fairmountminerals.com